UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         .

On December 8, 2006, the Company issued a press release announcing its planned ADS ratio change from the current ratio of one ADS for every 5 ordinary shares to one ADS for every 15 ordinary shares effective on December 22, 2006. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: December 11, 2006

	By:	/s/ KEI W. CHUA
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated December 8, 2006, announcing ADS ratio change effective December 22, 2006.

Exhibit 99.1

ASAT Holdings Limited Announces ADS Ratio Change Effective December 22, 2006

HONG KONG and MILPITAS, Calif., – December 8, 2006 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that it will be changing its current American Depositary Share (“ADS”) ratio effective December 22, 2006.

The ratio will change from the current ratio of one ADS for every 5 ordinary shares to one ADS for every 15 ordinary shares. For ASAT ADS holders, the ratio change has the same effect as a one-for-three reverse share split. ADS holders at the close of business on December 22, 2006 will have one ADS for every three ADSs previously held. All fractional entitlements of ASAT ADS holders resulting from the reverse split will be aggregated and sold by the depositary bank (The Bank of New York), which administers the Company’s ADS program, on behalf of the ADS holders, and cash proceeds will be distributed the ADS holders in due proportion to their fractional interests. There will be no change to ASAT’s underlying ordinary shares.

“We believe the ADS ratio change will increase the visibility and marketability of our ADSs to potential investors,” said Henry Montgomery, Chairman of the Board of Directors of ASAT Holdings Limited. “In addition, we expect this change will result in a higher ADS trading price, which should enable us to satisfy the minimum share price requirement to remain on the Nasdaq Capital Market.”

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the proposed ADS ratio change will not increase the visibility and marketability of ASAT’s ADSs to potential investors and/or will not cause the trading price of the ADSs to satisfy the continuing listing requirements of the Nasdaq Capital Market; and other risks outlined in ASAT’s filings with the Securities and Exchange Commission. ASAT does not undertake any obligation to update this forward- looking information, except as required under applicable law.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com